Red Leaf Coffee Corporation

ANNUAL REPORT

1402 BROADWAY ST SUITE 202
LONGVIEW, WA 98632
6262777860
https://redleafcoffee.com

This Annual Report is dated May 15, 2026.

BUSINESS

Business Overview

Red Leaf Coffee Corporation, a Washington-based C-Corporation, is the parent company of Red Leaf Organic Coffee LLC, a retail coffee chain with eight locations across Washington state and reported consolidated revenue of $8.4 million in 2025.* Red Leaf Coffee's brand focuses on promoting wellness with clean, organic products and a menu catering to various dietary preferences, including gluten-free, dairy-free, low-carb, and vegan options. This focus meets an increasing demand for health-conscious choices among coffee consumers in Washington.

*Prior performance is not a guarantee of future results.

Business Model

Red Leaf Coffee operates a combination of company-owned and franchised stores, leveraging both drive-thru and café formats to provide accessibility and convenience. Its target market consists of health-conscious individuals looking for natural, clean-label food options. The business model includes vertical integration through Coffee Systems NW, LLC, which manages the warehouse, roastery, and bakery operations. This integration allows the company to maintain quality control and distribution efficiency. The company also operates a loyalty program with over 5,000 active users who have accumulated nearly 150,000 points within 14 months, reflecting a strong customer retention rate.

The Company's Corporate Structure

Red Leaf Coffee Corporation oversees the following wholly-owned subsidiaries:

Red Leaf Organic Coffee LLC: Manages eight coffee locations across Washington state, providing organic, dye-free coffee and food options.

Coffee Systems NW, LLC: Handles internal supply chain needs, including roasting, baking, and commissary distribution for Red Leaf products.

Red Leaf Franchising LLC: Administers franchise agreements, fee structures, and franchisee support, enabling national expansion.

This structure allows Red Leaf Coffee Corporation to streamline operations and maintain oversight of both company-owned and franchise locations.

Intellectual Property

Red Leaf Coffee Corporation currently has no registered patents or trademarks. However, it relies on proprietary recipes and trade secrets that contribute to the company's brand identity and product quality. These include unique roasting methods and preparation processes that differentiate Red Leaf's products within the coffee market.

Corporate History

Red Leaf Organic Coffee LLC, the Company's primary operating subsidiary, was formed on January 1, 2014, in Washington. Over the years, the company expanded to eight locations and earned a strong reputation within Washington's coffee industry. On April 3rd, 2024, Red Leaf Coffee Corporation was established and, pursuant to three separate assignment of ownership agreements, operates as a holding company for all three subsidiaries (Red Leaf Organic Coffee LLC, Coffee Systems NW, LLC, and Red Leaf Franchising LLC), potentially setting the groundwork for further expansion through a franchising model.

Previous Offerings

Type of security sold: SAFE
Final amount sold: $400,000.00
Use of proceeds: To rebuild the new coffee operation and a brand new roastery
Date: April 21, 2024
Offering exemption relied upon: 506(b)

Name: Common Shares
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 5,152,000
Use of proceeds: Operations
Date: April 03, 2024
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2025 Compared to 2024

Revenue
Consolidated revenue for the fiscal year 2025 was $8.4M, compared to $6.5M in fiscal year 2024.
The growth in revenue is attributed to the opening of a franchise store, even though it only operated for part of the year. Red Leaf Coffee Corporation's expansion strategy is focused on filling gaps in the coffee market by offering high-quality, clean caffeine options that resonate with health-conscious consumers. This new store's impact is expected to be even more significant as it operates for the full year in 2026.
Cost of Sales
Cost of Sales for the fiscal year 2025 was $2.7M, compared to $1.6M in fiscal year 2024.
The increase in Cost of Sales is a direct result of opening a new franchise store in 2025. Coffee System NW provides manufacturing, roasting, and distribution processes managed Company owned stores and to franchise location and typically has lower margin than revenue generated at stores. By scaling operations and optimizing supply chains, Red Leaf expects to reduce costs while maintaining the high quality of its products.
Gross Profits
Gross profits for the fiscal year 2025 were $5.7M, compared to $4.8M in fiscal year 2024.
Gross profit margins declined in 2025 to 67.4% from 74.6% in 2024. The decline is largely attributed to faster growth in Coffee System NW's "distributor-like" revenue relative to Red Leaf Organic Coffee's "retail" revenue. Higher coffee bean costs also lower the margin on the Company's revenue in 2025. The introduction of a franchise model and the optimization of internal processes, such as roasting and distribution, have contributed to higher margin revenue. Detailed analysis of the factors contributing to this increase or decrease will be required, including any fluctuations in ingredient costs or operational efficiencies.

Operating Expenses

Expenses for the fiscal year 2025 were $5.8M, compared to $5.7M in fiscal year 2024.

The increase in expenses is due to reinvestments in growth initiatives, including marketing campaigns to enhance brand visibility and customer loyalty, as well as infrastructure improvements to support the company's expansion plans. These investments have been crucial in preparing Red Leaf Coffee for its upcoming national expansion, which will include both corporate-owned stores and franchises.

Historical results and cash flows:

The Company is currently in the growth stage and generating revenue. We believe that historical cash flows will not be indicative of future revenue and cash flows because we are adding a new store every quarter. Historically, cash was primarily generated through coffee retail sales, F&B sales, and internal manufacturing & distribution on a small scale. Our goal is to add a new store every quarter and grow through franchising.

Red Leaf Organic Coffee aims to pursue a strategy of opening new stores on a quarterly basis and expanding its franchise model, which the company believes could contribute to future growth. We believe the Company has already laid a strong foundation with its eight locations, a well-established distribution network, and relationships with major institutions like PeaceHealth and Lower Columbia College. As the franchise model scales, we believe these revenue streams are expected to outpace historical performance, particularly as Red Leaf taps into the growing demand for clean, organic coffee options across the nation. The Company anticipates challenges to meet these growth goals, including the need for regional distribution.

These statements contain forward-looking information and are based on the company's current beliefs and assumptions about its business and market conditions. Actual results may differ materially due to risks, uncertainties, and other factors, including but not limited to changes in market demand, operational challenges, and economic conditions.

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of 253,000.

Debt

The Company has a number of credit and financing facilities in place, including lines of credit, secured equipment loans, long term loans, and convertible notes.

As of December 31, 2025, the Company had short term debt obligations of approximately $594,000. Long term debt as of year end totaled $995,000. Long term debt includes a SAFE financing round totaling $400,000 and convertible notes totaling $125,000.

The Company is current and up to date on all of its debt financing and payment terms.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Rene "Ray" J. Vandervalk – President, Director
Rene "Ray" Vandervalk has served as our President since our inception in 2024. He has served as President for our affiliates, RED LEAF ORGANIC COFFEE LLC and COFFEE SYSTEMS NW LLC, in Longview, Washington since 2014. He has co-owned RMV Property Holdings LLC (a real estate company) in Longview, Washington since July 2021. He has co-owned West Beach Management LLC (which operates a Red Leaf Organic Coffee events trailer) in Longview, Washington since May 2024.

Melissa M. Vandervalk – Vice-President, Director
Melissa Vandervalk has served as our Vice-President since our inception in 2024. She has served as Vice-President for our affiliates, RED LEAF ORGANIC COFFEE LLC and COFFEE SYSTEMS NW LLC, in Longview, Washington since 2014. He has co-owned RMV Property Holdings LLC (a real estate company) in Longview, Washington since July 2021. She has co-owned West Beach Management LLC (which operates a Red Leaf Organic Coffee events trailer) in Longview, Washington since May 2024.

Ann M. Lucas – Chief Operating Officer, Director
Ann Lucas has served as our Chief Operating Officer since May 2025. She was our Chief Executive Officer from January 2024 to May 2025. She was our General Manager from 2022 to December 2023. She has served as Chief Executive Officer for our affiliate, RED LEAF ORGANIC COFFEE LLC, in Longview, Washington since May 2025. She was our affiliate's Chief Executive Officer from January 2024 to May 2025. She was our affiliate's General Manager from March 2017 to December 2023.

Scott Robinson – Chief Financial Officer
Scott Robinson has served as our independent contractor Chief Financial Officer since September 2025. He has been President of Solsted, LLC, a financial consulting company, since May 2005.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Stockholder Name: Melissa Vandervalk
Amount and nature of Beneficial ownership: 2,500,000
Percent of class: 46.5%

_____

Title of class: Common Shares
Stockholder Name: Rene "Ray" Vandervalk
Amount and nature of Beneficial ownership: 1,500,000
Percent of class: 27.9%

_____

Title of class: Common Shares
Stockholder Name: Ann Lucas
Amount and nature of Beneficial ownership: 1,152,000
Percent of class: 21.4%

RELATED PARTY TRANSACTIONS

Name of Entity: RMV Property Holding, LLC
Names of 20% owners: Ray and Melissa Vandervalk
Relationship to Company: Officer
Nature / amount of interest in the transaction: Lease
Material Terms: The lease for the property located at 967 3rd Avenue, Suite A, Longview, WA, terminates on April 30, 2027.
The lease includes increments to the base monthly rent. Details of the specific amounts and increments are provided in Note 4 of the financial statements.

Name of Person: Ray and Melissa Vandervalk
Relationship to Company: Officer
Nature / amount of interest in the transaction: Lease
Material Terms: Lease payments for the properties located at 104 NW 3rd Ave, Kelso, WA, and 211 W Main Street, Kelso, WA. The leases for these properties terminate on May 31, 2026. The leases specify the base monthly rent and any applicable increments. Further details are provided in Note 4 of the financial statements.

OUR SECURITIES

The Company has authorized Common Shares, Preferred Shares, and SAFE.

Common Shares
• Authorized: 35,000,000
• Outstanding: 5,152,000
• Voting Rights: 1 vote per share.
• Material Rights: Distribution Rights

Holders of Common Shares have rights to distributions authorized by the board. In case of dissolution, holders of Common Shares would share equally with holders of Preferred Shares in receiving net assets. There is no priority of preferred over common stock in distributions or liquidation, which is atypical, as preferred shares often have such preferences.

Consideration for Shares

Common Shares can be issued in exchange for tangible or intangible property or other benefits to the corporation. The board has discretion to determine the adequacy of consideration for issued shares, which, if deemed valid by the board, are considered fully paid and non-assessable. This flexibility allows the company to accept a variety of assets or benefits in exchange for shares.

Preemptive Rights

Holders of Common Shares do not have preemptive rights, meaning they do not have the automatic right to purchase new shares issued by the corporation to maintain their ownership percentage. This may dilute current common stockholders' ownership if additional shares are issued.

Cumulative Voting

The corporation does not allow cumulative voting for the election of directors. As a result, holders of Common Shares cannot pool their votes to increase their influence in electing directors, potentially reducing their control over board composition, especially for smaller shareholders.

Director Liability and Indemnification

Directors of Red Leaf Coffee Corporation are shielded from personal liability for monetary damages to the fullest extent allowed by Washington law. This limitation may offer directors certain protections from personal financial responsibility for actions taken on behalf of the corporation. Additionally, the corporation provides indemnification and expense reimbursement for directors and officers involved in legal proceedings related to their roles, which could indirectly impact shareholders by potentially protecting directors from personal loss.

Amendments and Bylaws

Shareholders holding at least 51% of voting shares have the power to amend the Articles of Incorporation, while changes to the bylaws are also subject to shareholder approval.

Preferred Shares

• Authorized: 35,000,000
• Outstanding: 0
• Voting Rights: 1 vote per share.
• Material Rights: Distribution Rights

Holders of Preferred Shares share equally with holders of Common Shares in any distributions authorized by the board, including upon dissolution of the corporation. This is different from traditional structures where preferred shares often have a priority in distributions or liquidation. In Red Leaf Coffee Corporation's structure, both share classes have the same distribution rights, which does not provide holders of Preferred Shares any seniority over holders of Common Shares.

Consideration for Shares

Like Common Shares, Preferred Shares can be issued for various forms of consideration, including both tangible and intangible assets or other benefits to the corporation. The board of directors is tasked with determining the adequacy of consideration for these shares, which, if deemed acceptable, makes them fully paid and non-assessable.

Preemptive Rights

Holders of Preferred Shares, like holders of Common Shares, do not have preemptive rights. This means they do not have an automatic right to buy new shares issued by the company to maintain their ownership percentage, making them equally susceptible to dilution if additional shares are issued.

Cumulative Voting

Holders of Preferred Shares do not have cumulative voting rights in electing directors. This prevents preferred stockholders from pooling votes to enhance their influence over board composition, which may reduce smaller shareholders' impact on electing directors.

Director Liability and Indemnification

Like holders of Common Shares, holders of Preferred Shares indirectly benefit from the limitations on director liability and the indemnification provisions. Directors are shielded from personal liability to the fullest extent allowed by Washington law and are indemnified for legal expenses related to their duties, which could impact shareholders by protecting directors from personal financial risk in legal matters.

Amendments and Bylaws

Holders of Preferred Shares participate equally with holders of Common Shares in approving amendments to the Articles of Incorporation and changes to the corporation's bylaws. Amendments to the Articles require the approval of 51% of voting shares, meaning holders of Preferred Shares have a significant role in these decisions.

In sum, while Red Leaf Coffee Corporation's Preferred Shares provide voting and distribution rights equal to Common Shares, they lack traditional preferred share privileges, such as priority in distributions or liquidation preferences, and do not offer preemptive or cumulative voting rights.
SAFE
• Amount Outstanding: $400,000.00
• Conversion Type: Preferred Stock
• Conversion Trigger: Equity Financing. If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price. In connection with the automatic conversion of this Safe into shares of Standard Preferred Stock or Safe Preferred Stock, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; provided, that such documents (i) are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock if applicable, and (ii) have customary exceptions to any drag-along applicable to the Investor, including (without limitation) limited representations, warranties, liability and indemnification obligations for the Investor.
• Valuation Cap: $15,600,000.00
• Material Rights: The $400,000 of SAFE notes outstanding correspond to a potential 144,000 shares that would be issued upon conversion. These shares are not taken into account in the Company's fully-diluted valuation calculation.

What it means to be a minority holder

As a minority holder of Common Shares of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

  If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

RISK FACTORS

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any Common Shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option

than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the

Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). Advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred share financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred Shares could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. Preferred Shares terms could be more advantageous to those investors than to the holders of Common Shares or other securities. In addition, if we need to raise more equity capital from the sale of Common Shares, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights

The Common Shares that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws, tariffs, or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely

impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations

related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Dependence on Regional Brand Recognition
Red Leaf Coffee Corporation's current operations and brand recognition are largely concentrated in Washington state. Expanding to new markets will require significant marketing and brand-building efforts, and there is no guarantee that Red Leaf's reputation in Washington will translate effectively to new regions. Failure to build a strong brand presence outside of Washington could hinder the company's growth strategy and impact its ability to attract franchisees or compete with established national brands.

Limited Experience in Franchising

Red Leaf Coffee Corporation has recently implemented a franchise model to support its growth plans. However, with limited experience in managing franchise operations, there is a risk that the company may encounter unforeseen challenges in maintaining brand consistency, quality control, and franchisee satisfaction. Mismanagement of franchise relationships or failure to support franchisees could damage the company's reputation, affect revenue streams, and hinder expansion efforts.

Highly Competitive Industry

The coffee industry is intensely competitive, with major players like Starbucks and Dutch Bros Coffee dominating significant market share. Red Leaf Coffee Corporation's emphasis on organic and health-conscious offerings differentiates it, but competitors may adopt similar strategies, diminishing Red Leaf's unique market position. Additionally, as the company expands, it may face competition from well-established brands with greater resources, potentially impacting customer acquisition, retention, and overall profitability.

Vulnerability to Fluctuating Coffee and Commodity Prices

As a coffee retailer, Red Leaf Coffee Corporation is exposed to price fluctuations in coffee beans and other commodities, which can impact operational costs. Significant increases in these costs, whether due to supply chain disruptions, climate change, or market conditions, could strain profit margins. If the company cannot pass these costs onto customers without reducing demand, it may experience decreased profitability.

Reliance on a Vertically Integrated Supply Chain

Red Leaf Coffee Corporation's vertical integration, including roasting and baking operations managed by Coffee Systems NW, LLC, allows it to control quality and reduce reliance on external suppliers. However, this approach also concentrates risk; any operational disruption within Coffee Systems NW (e.g., due to equipment failure, staffing shortages, or regulatory issues) could impact the company's ability to maintain supply consistency, potentially affecting store operations and customer satisfaction.

Risks Related to Concentrated Ownership and Community Property Laws

The principal securities holders of the Company, Rene (Ray) and Melissa Vandervalk, a married couple, collectively own 74.4% of the voting securities of the Company, which are classified as community property under Washington State law. Community property law grants each spouse an undivided equal interest in the entirety of the securities. This concentrated ownership provides the couple significant control over corporate decisions, including the election of directors, approval of significant corporate transactions, and other matters requiring shareholder approval, limiting the ability of other investors to influence such decisions. In the event of the death of one spouse, the surviving spouse would generally inherit the deceased spouse's community property interest in the securities, subject to any testamentary arrangements or applicable legal proceedings, thereby maintaining or potentially increasing the concentration of control. Additionally, changes in marital status, such as divorce, or legal disputes related to community property or inheritance could create uncertainties that may affect the Company's governance structure and operations, potentially impacting shareholder value.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

Red Leaf Coffee Corporation

By /s/ *Ray Vandervalk*

Title: President and Director

By /s/ *Ray Vandervalk*

Name: Ray Vandervalk
Title: President and Director

By /s/ *Scott Robinson*

Name: Scott Robinson
Title: CFO

By /s/ *Melissa Vandervalk*

Name: Melissa Vandervalk
Title: VP and Director

By /s/ *Ann Lucas*

Name: Ann Lucas
Title: COO and Director

Exhibit A
FINANCIAL STATEMENTS

Red Leaf Coffee Corporation
Consolidated Balance Sheets
As of December 31,
($ Rounded to nearest thousand)

		2025		2024
Assets				
Cash	$	253,000	$	179,000
Accounts Receivable		58,000		26,000
Inventory		492,000		475,000
Other Current Assets		84,000		122,000
Total Current Assets		887,000		802,000
Fixed Assets, net		2,464,000		1,816,000
Other Assets		42,000		346,000
Total Assets	$	3,393,000		$2,964,000
Liabilities and Shareholders' Equity				
Accounts Payable	$	265,000	$	136,000
Accrued Liabilities		202,000		228,000
Credit Card Payables		63,000		52,000
Short-term Debt		594,000		406,000
Other Liabilites		174,000		125,000
Deferred Franchise Fees		66,000		46,000
Total Current Liabilities		1,364,000		993,000
Long-term Debt		995,000		700,000
Total Liabilities		2,359,000		1,693,000
Common Stock		1,298,000		2,212,000
Additional Paid-in Capital and Contributions		1,449,000		6,000
Retained Deficit		(1,398,000)		(11,000)
Net Loss		(315,000)		(936,000)
Total Equity		1,034,000		1,271,000
Total Liabilities and Equity	$	3,393,000		$2,964,000

Red Leaf Coffee Corporation
Consolidated Income Statement
Twelve Months Ending December 31, 2025
($ Rounded to nearest thousand)

	2025	2024
Sales	$ 8,409,000	$6,454,000
Cost of Goods Sold	2,745,000	1,641,000
Store Operating Expenses	3,886,000	3,159,000
General and Administrative Expenses	1,651,000	2,391,000
Depreciation and Amortization	283,000	177,000
Operating Income	(156,000)	(914,000)
Interest Income and Other, net	(159,000)	(22,000)
Income Tax Expense	-	-
Net Income/(Loss)	$ (315,000)	$ (936,000)

Red Leaf Coffee Corporation
Consolidated Statement of Cash Flow
Twelve Months Ending December 31, 2025
($ Rounded to nearest thousand)

	2025
OPERATING ACTIVITIES	
Net Income	$(315,000)
Depreciation and Amortization	283,000
Deferred Franchise Fees	20,000
Cash provided by/(used in) changes in operating assets and liabilities:	
Accounts Receivable	(32,000)
Inventories	(17,000)
Other Current Assets	38,000
Accounts Payable	129,000
Accured Liabilities	(26,000)
Credit Card Payables	11,000
Other Liabilities	49,000
Other	-
Net Cash Used in Operating Activities	140,000
INVESTING ACTIVITIES	
Fixed Asset Purchases	(648,000)
Net Cash Used in Investing Activities	(648,000)
FINANCING ACTIVITIES	
Short-term Debt	188,000
Long-term Debt	45,000
LLC to C Corp Conversion	(291,000)
Proceeds from Issuance of Equity	640,000
Net Cash Provided by Financing Activities	582,000
Net Change in Cash	74,000
Beginning Cash	179,000
Ending Cash	$ 253,000

RED LEAF COFFEE CORPORATION
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Common Stock		APIC	Preferred Stock		APIC	Retained earnings	Total Shareholder's
	# of Shares	$ Amount	CS	# of Shares	$ Amount	PS	(Deficit)	Equity
Ending balance at 12/31/24	**2,120,000**	**$ 6,000**	**$ -**	**-**	**$ -**	**$ -**	**$ (947,000)**	**$ 1,179,000**
Common Stock		$ (822,000)						
Additional Paid-in Capital			$ 1,443,000					
Retained Earnings							$ (451,000)	
Net Income							$ (315,000)	
Ending balance at 12/31/25	**1,298,000**	**$ 1,449,000**	**$ -**	**-**	**$ -**	**$ -**	**$ (1,713,000)**	**$ 1,034,000**

Red Leaf Coffee Corporation
Notes to the Unaudited Consolidated Financial Statements
December 31, 2025

$USD

NOTE 1 — DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Red Leaf Coffee Corporation ("The Company") was formed in Washington State on April 3, 2024. The financial statements of Red Leaf Coffee Corporation (which may be referred to as the "Company", "we," "us," or "our") are internally prepared financial statements and are not generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Longview, Washington.

The summary of the wholly owned subsidiaries is shown below:

Registered Name	Registered in	Date Registered
Coffee Systems NW, LLC	State of Washington	01/01/2014
Red Leaf Organic Coffee, LLC	State of Washington	01/01/2014
Red Leaf Franchising, LLC	State of Washington	07/22/2024

Coffee Systems NW, LLC is the commissary distribution subsidiary that provides high-quality baked goods and distributes signature ingredients and products to all corporate-owned, franchisee, and licensed Red Leaf locations.

Red Leaf Franchising LLC was formed to oversee all franchise agreements, fees, and support for the franchised locations outside corporate-owned locations.

The Company's customers are predominantly located in the United States, currently in Washington, and looking to expand the territory to support the Company's future growth opportunities.

The Company conducted a crowdfunding campaign under regulation CF in 2025.

Historically, the Company operated through multiple Limited Liability Companies (LLCs), each managing different segments of its business operations. As part of a strategic restructuring to facilitate growth and attract investment, the Company formed Red Leaf Coffee Corporation, which serves as the holding company for all the existing LLCs. This restructuring is aimed at streamlining operations, enhancing corporate governance, and providing a clearer financial overview for stakeholders.

Concentration of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance our internal practices and are not generally accepted in the United States of America (GAAP). These financial statements present the consolidated financial position and results of operations of Red Leaf Coffee Corporation and its subsidiaries (collectively, the "Company") as of December 31, 2025.

Basis of Consolidation

The financial statements of Red Leaf Coffee Corporation and its subsidiaries have been consolidated to reflect the financial condition and operating results of the entire group. This approach ensures that the consolidated financial statements provide a comprehensive and consistent view of the Company's financial performance and position for the year ended December 31, 2025.

Use of Estimates

In preparing these unaudited financial statements, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "Fair Value Measurements and Disclosures" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2025.

Cash and Cash Equivalents

The Company had approximately $253,000 in cash as of December 31, 2025.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

Inventory

Inventory consisted primarily of finished goods, including supplies. Inventories are stated at the lower of cost or net realizable value utilizing the first-in, first-out method. Inventory at December 31, 2025 consisted of finished goods $492,000.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

Book value of Property and Equipment, net of accumulated deprecation, as of December 31, 2025 totaled $2,464,000.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to performance obligations

Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment, net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction. The Company is subject to U.S. Federal, state, and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

The Company operates in the State of Washington, which does not impose a corporate or personal income tax. Washington instead imposes a Business and Occupation (B&O) tax measured on gross receipts, together with state and local sales and use taxes. B&O and sales/use taxes are not income-based taxes and are therefore not included in the provision for income taxes; B&O tax is reported within operating expenses, and sales tax collected from customers is recorded on a net basis and excluded from revenue. Accordingly, no state income tax provision has been recorded.

Advertising and Marketing

Associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Payroll Expenses

The amount of salaries and wages paid to employees in exchange for services rendered to the Company. The employees had an employer-employee relationship with the Company as of the reporting period.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 — RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

RMV Property Holding, LLC owned by Ray and Melissa Vandervalk, leased the 967 3rd Avenue Suite A, Longview, WA 98632 property to the Company. Please see Note 4 – under Lease No. 5 for more information.

Ray and Melissa Vandervalk who owned the properties 1) 104 NW 3rd Ave, Kelso, WA 98626 and 2) 211 W Main Street, Kelso, WA 98626 were rented out to the Company. Please see Note 4 – under Lease No. 3 and 4, respectively, for more information.

NOTE 4 — COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

As of December 31, 2025, the Company was not involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

The Company entered into several operating lease agreements as a lessee (intercompany leases were excluded in the list). A summary is shown below:

Lease No.	Location	Lease Effective Date	Lease Termination Date	Lease Duration (Months)	Base monthly rent
1	1313 Commerce Ave, Longview, WA 98632	8/1/2018	12/31/2028	125	$900 with increments
2	209 W Main, Kelso, WA	6/1/2020	3/31/2037	202	$2,980 with increments
3	104 NW 3rd Ave, Kelso, WA 98626	6/1/2021	5/31/2026	60	$3,400

Lease No.	Location	Lease Effective Date	Lease Termination Date	Lease Duration (Months)	Base monthly rent
4	211 W Main Street, Kelso, WA 98626	6/1/2021	5/31/2026	60	$1,500
5	967 3rd Avenue Suite A, Longview, WA 98632	6/1/2022	4/30/2027	60	$2,470 with increments
6	5226 Spirit Lake Hwy, Toutle, WA 98649	6/1/2022	5/31/2032	120	$450

NOTE 5 — LIABILITIES AND DEBT

Loans – the Company entered into various loan agreements with interest rates ranging from 3.89% to 9.50%.

NOTE 6 — EQUITY

Prior to consolidation, all the LLCs were equally owned by spouses Ray Vandervalk and Melissa Vandervalk.

The Company has authorized 25,000,000 of common shares with $0.001 par value and 25,000,000 of preferred shares with $0.001 par value. No preferred shares were issued and outstanding as of 2025.

Voting: Common stockholders are entitled to one vote per share.

NOTE 7 — SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through January 31, 2026, the date these financial statements were available to be issued.

I, Scott Robinson, the Chief Financial Officer of Red Leaf Coffee Corporation, hereby certify that the financial statements of Red Leaf Coffee Corporation and notes thereto for the periods ending December 31, 2025 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year ending December 31, 2025, the amounts reported on our tax returns were total income of $(315,000). Red Leaf Coffee Corporation has net yet filled its federal tax return for 2025.

IN WITNESS THEREOF, this Principal Financial Officer's Financial Statement Certification has been executed as of the April 29, 2026.

_____

Chief Financial Officer

April 29, 2026